

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2008

Mr. Vladimir Fedyunin
Chief Executive Officer
 and Chief Financial Officer
Vanguard Minerals Corporation
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

> **RE:** **Vanguard Minerals Corporation (frmly Knewtrino, Inc.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **File No. 000-51640**

Dear Mr. Fedyunin:

We issued comments to you on the above captioned filings on September 17, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 18, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 18, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director